Exhibit 1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2020. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on April 30, 2020.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following table presents the Company’s selected condensed consolidated financial and other data for each of the nine-month periods ended September 30, 2019 and 2020, and as of December 31, 2019 and September 30, 2020.  The selected condensed consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the nine-month periods ended September 30, 2019 and 2020.

Euroseas Ltd. – Summary of Selected Historical Financials

	Nine Months Ended September 30
	2019	2020
Statement of Operations Data
Time charter revenue	27,952,803	43,148,575
Commissions	(1,234,728)	(1,878,833)
Voyage expenses	(737,952)	(1,290,792)
Vessel operating expenses	(16,114,329)	(24,710,877)
Drydocking expenses	(1,181,614)	(437,106)
Related party management fees	(2,496,070)	(4,048,805)
Vessel depreciation	(2,687,550)	(5,001,837)
Net gain on sale of vessels	-	1,305,016
General and administrative expenses	(1,913,764)	(2,274,205)
Other operating income	-	2,687,205
Loss on write-down of vessel held for sale	-	(121,165)
Operating income	1,586,796	7,377,176
Other expenses, net	(2,504,341)	(3,911,052)
Net (loss) / income	(917,545)	3,466,124
Dividend Series B Preferred Shares	(1,110,467)	(524,621)
Preferred deemed dividend	(504,577)	-
Net (loss) / income attributable to common shareholders	(2,532,589)	2,941,503
Weighted average number of shares outstanding during the period, basic and diluted	2,129,233	5,621,159
(Loss) / earnings per share attributable to common shareholders-basic and diluted	(1.19)	0.52

	Nine Months Ended September 30
Cash Flow Data	2019	2020
Net cash provided by operating activities	2,934,406	1,704,248
Net cash (used in) / provided by investing activities	(15,153,626)	11,526,943
Net cash provided by / (used in) financing activities	6,380,668	(14,347,323)

Balance Sheet Data	December 31, 2019	September 30, 2020
Total current assets	6,297,092	7,661,644
Vessels, net	116,230,333	103,068,797
Other non-current assets	4,334,267	2,334,267
Total assets	126,861,692	113,064,708
Total current liabilities	24,851,259	19,858,000
Total long-term liabilities	73,902,155	61,050,688
Long term bank loans, including current portion	84,483,105	70,623,479
Related party loan, current	5,000,000	4,375,000
Total liabilities	98,753,414	80,908,688
Mezzanine equity	7,654,577	8,019,636
Total shareholders' equity	20,453,701	24,136,384

	Nine Months Ended September 30
	2019	2020
Other Fleet Data (1)
Number of vessels	11.83	18.17
Calendar days	3,233	4,978
Available days	3,190	4,768
Voyage days	3,151	4,564
Utilization Rate (percent)	98.8%	95.7%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	8,637	9,171
Vessel Operating Expenses	4,984	4,964
Management Fees	772	813
General and Administrative Expenses	592	457
Total Operating Expenses excluding drydocking expenses	6,348	6,234
Drydocking expenses	365	88

(1) For the definition of calendar days, available days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2019 (“Item 5A-Operating Results.”) filed on April 30, 2020.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5A-Operating Results” in our annual report on Form 20-F for the year ended December 31, 2019). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

	Nine Months Ended September 30
	2019	2020
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	27,952,803	43,148,575
Voyage expenses	(737,952)	(1,290,792)
Time Charter Equivalent or TCE Revenues	27,214,851	41,857,783
Voyage days	3,151	4,564
Average TCE rate	8,637	9,171

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019
Time charter revenue. Time charter revenue for the nine month period ended September 30, 2020 was $43.2 million, increased by 54.4% compared to the same period in 2019 during which time charter revenue amounted to $28.0 million. This increase was due to the higher number of vessels operating and higher average charter rates earned by our vessels during the period as compared to the same period of 2019. An average of 18.17 vessels operated in the nine months of 2020 for a total of 4,978 ownership days as compared to an average of 11.83 vessels during the same period in 2019 or 3,233 ownership days, a 54.0% increase.  The total number of days our vessels earned revenue increased by 44.8% to 4,564 days in the first nine months of 2020 from 3,151 days in the same period in 2019. While employed, our vessels generated a TCE rate of $9,171 per day per vessel in the first nine months of 2020 compared to $8,637 per day per vessel for the same period in 2019 (see calculation in the table above). Market charter rates in the first nine months of 2020 were on average at higher levels for our containership vessels compared to the first nine months of 2019 due to the different composition of our fleet, which in the first nine months of 2020 contained younger and larger vessels on average compared to the corresponding period in 2019, which was reflected in the average earnings of our ships. We had 210.3 scheduled off-hire days (including drydocking and laid-up time and time during which vessels were not available to generate revenues because they were committed for sale or suffered unrepaired damages), 132.1 commercial off-hire and 71.5 operational off-hire days in the first nine months of 2020 compared to 42.8 scheduled off-hire days, including drydocking and laid-up time, 38.4 commercial off-hire and 1.3 operational off-hire days in the first nine months of 2019.
Commissions. Commissions for the nine month period ended September 30, 2020 were $1.9 million. At 4.4% of time charter revenues, the percentage of commissions over revenues remained at the same level compared to the same period of 2019. The overall level of commissions depends on the agreed commission for each charter contract.
Voyage expenses. Voyage expenses for the nine month period ended September 30, 2020 were $1.3 million and related to expenses for repositioning voyages between time charter contracts and ballast voyages, and owners expenses at certain ports, compared to $0.7 million for the same period of 2019. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts) and the number of days they are sailing for repositioning and any port or other costs incurred without a contract. In the first nine months of 2020 our vessels had no days in voyage charters and as a result voyage expenses represented 3.0% of voyage revenues and were mainly incurred while our vessels were repositioned between time charter contracts.  In the same period of 2019 our vessels also had no days in voyage charters, thus voyage expenses represented a small percentage (2.6%) of voyage revenues as well.
Vessel operating expenses. Vessel operating expenses were $24.7 million during the first nine months of 2020 compared to $16.1 million for the same period of 2019.  Daily vessel operating expenses per vessel slightly decreased between the two periods to $4,964 per day per vessel in the first nine months of 2020 compared to $4,984 per day during the same period of 2019. The slight decrease is mainly due to the different composition of our fleet, which in the first nine months of 2020 contained younger and larger vessels on average, compared to the corresponding period in 2019, partly offset by the increased crewing costs in the third quarter of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions.
Related party management fees. These are part of the fees we pay to Eurobulk Ltd. (“Eurobulk” or the “Manager”) under our Master Management Agreement. During the first nine months of 2020, Eurobulk charged us 685 Euros per day per vessel totalling $4.0 million for the period, or $813 per day per vessel. In the same period of 2019, management fees amounted to $2.5 million, or $772 per day per vessel based on the daily rate per vessel of 685 Euros.  The increase in the total management fees is due to the higher average number of vessels operated in the first nine months of 2020 compared to the same period of 2019 and due to the unfavourable movement in Dollar/Euro exchange rates.

Net gain on sale of vessels. During July 2020, the Company completed the sale of three of its vessels, M/V "Manolis P", M/V "EM Oinousses" and M/V "Kuo Hsiung" and during September 2020 the sale of M/V Ninos for a total of approximately $9.8 million of net proceeds  and the Company recorded a $1.3 million net gain on the sale. In the first nine months of 2019 we had no vessel sale.
General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the first nine months of 2020, we had a total of $2.3 million of general and administrative expenses, up from the $1.9 million incurred in the same period of 2019. This increase of 18.8% is attributable to the costs related to increased fixed annual executive compensation to the Manager for the increased fleet (Note 7, Form 20-F for the year ended December 31, 2019).
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (such as amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a drydocking and more extensive work. In the first nine months of 2020, we had one vessel passing its intermediate survey in-water and two vessels passing their special survey in-water with a total cost of $0.4 million. During the first nine months of 2019, we had one vessel completing its special survey with drydock, which commenced in December 2018, one vessel passing its intermediate survey in-water and one vessel entering into drydock that was completed in the fourth quarter of 2019 for a total expense of $1.2 million incurred during the period.
Vessel depreciation. Vessel depreciation for the nine month period ended September 30, 2020 was $5.0 million. Comparatively, vessel depreciation for the nine month period ended September 30, 2019 amounted to $2.7 million. This increase was due to the higher average number of vessels operating in the first nine months of 2020 compared to the same period of 2019.
Other operating income. In January 2020, M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluation. The Company agreed with the H&M underwriters an “unrepaired damage” claim of $2.7 million, which was recorded as other operating income in the first nine months of 2020. The vessel was sold for scrap as is without effecting any permanent repairs. There was no such case in the first nine months of 2019.
Loss on write-down of vessel held for sale. The Company recorded a loss on write-down of vessel held for sale of $0.1 million in the first nine months of 2020. This amount was booked in order to reduce the carrying value of M/V "EM Oinousses", held for sale as of June 30, 2020 to its fair value less costs to sell, by reference to its negotiated and thereafter agreed sale price. There was no such case in the first nine months of 2019.
Interest and other financing costs. Interest and other financing costs for the nine month period ended September 30, 2020 were $3.3 million. Comparatively, during the same period in 2019, interest and other financing costs amounted to $2.3 million. The difference is due to the increased amount of debt for the nine month period ended September 30, 2020 compared to the same period in 2019. The weighted average LIBOR rate on our debt for the nine month period ended September 30, 2020 was 1.1% and the weighted average margin over LIBOR was 2.7% for a total weighted average interest rate of 3.8% as compared to a weighted average LIBOR rate for the nine month period ended September 30, 2019 of 2.5% and a weighted average margin over LIBOR of 4.0% for a total weighted average interest rate of 6.5%.
Other expenses, net. This line includes in addition to Interest and other financing costs, discussed above, Loss on debt extinguishment, loss on derivative, net, Foreign exchange gain / (loss) and Interest income. In June 2019, the Company refinanced its loan with Credit Agricole for M/V "EM Astoria", recognizing a $0.33 million loss on debt extinguishment, with no similar case existing in the first nine months of 2019. In the first nine months of 2020, we had a $0.56 million loss on derivative from one interest rate swap contract, which consisted of a realized gain of $0.02 million and an unrealized loss of $0.58 million. For the same period of 2019, we had a marginal loss on derivative from one interest rate swap contract, which consisted of a realized loss of $0.04 million and an unrealized gain of $0.04 million. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa. Overall, Other expenses, net amounted to a total expense of $3.9 million and $2.5 million during the first nine months of 2020 and 2019, respectively.
Net (loss) / income and net (loss) / income attributable to common shareholders. As a result of the above, net income for the nine months ended September 30, 2020 was $3.5 million compared to a net loss of $0.9 million for the same period in 2019. After payment of dividends of $0.5 million to our Series B Preferred Shares, the net income attributable to common shareholders amounted to $2.9 million for the nine months ended September 30, 2020 compared to a loss of $2.5 million for the same period of 2019, after payment of dividends of $1.1 million to our Series B Preferred Shares and a preferred deemed dividend of $0.5 million.
Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay preferred dividends.

Beginning in February 2020, partially due to fears associated with the spread of COVID-19 (the “Coronavirus”), global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as the Coronavirus continues to spread. On March 11, 2020, the World Health Organization declared the Coronavirus outbreak a pandemic. In response to the Coronavirus outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the Coronavirus will impact the Company's results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the Coronavirus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the overall impact of the Coronavirus cannot be made at this time. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs for the remainder of 2020 and beyond.

Cash Flows
As of September 30, 2020, we had a working capital deficit of $12.2 million. For the nine month period ended September 30, 2020 we reported a net income of $3.5 million and a net income attributable to common shareholders of $2.9 million and generated net cash from operating activities of $1.7 million. Our cash balance amounted to $2.3 million and cash in restricted and retention accounts amounted to $2.5 million. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations, via the conversion of the related party loans to equity, as well as via the cash proceeds generated through the sale of M/V "EM Athens" (refer Recent Developments section). In the event that these are not sufficient, we may also use funds from debt refinancing and equity offerings, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our cash flow surplus from operating activities for the nine months ended September 30, 2020 was $1.7 million as compared to a net surplus from cash flows provided by operating activities of $2.9 million in the nine months ended September 30, 2019.
The major drivers of the change of cash flows from operating activities for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, are the following:  an increase in the average number of vessels operating and an increase of the market rates during the nine months ended September 30, 2020, which resulted in a higher TCE rate of $9,171 compared to $8,637 for the corresponding period in 2019. The increase in TCE rates is also reflected in the increase of our operating income (excluding non-cash items) to $7.1 million for the nine months ended September 30, 2020 from $4.2 million for the corresponding period in 2019. This increase in cash flows from operating activities was offset by (i) a net working capital outflow of $2.3 million during the nine months ended September 30, 2020 compared to a net working capital inflow of $0.7 million for the nine months ended September 30, 2019, mainly due to the significant increase in the amount of payments made to our suppliers and other creditors and to our Manager for the nine months ended September 30, 2020 and (ii) by the higher net interest expense for the nine month period ended September 30, 2020 compared to the corresponding period in 2019.
Net cash from investing activities.
Net cash flows provided by investing activities were $11.5 million for the period ended September 30, 2020, compared to net cash outflows of $15.2 million for the same period of 2019. This increase in cash flows from investing activities is mainly attributable to proceeds from the sale of vessels M/V "Manolis P", M/V "EM Oinousses", M/V "Kuo Hsiung" and M/V "Ninos" amounting to $9.8 million and insurance proceeds from the “unrepaired damage” claim of M/V "EM Oinousses" amounting to $2.2 million, partly offset by a $0.5 million of outflow that mainly refers to expenses made for vessel improvements. In the same period of 2019, we had $15.2 million outflow used for vessel acquisitions and capitalized expenses.
Net cash from financing activities.
Net cash flows used in financing activities were $14.4 million for the nine months ended September 30, 2020, compared to net cash flows provided by financing activities of $6.4 million for the nine months ended September 30, 2019. In the nine months ended September 30, 2020, debt principal payments increased by $3.2 million (including related party loan repayments) compared to the corresponding period in 2019, and preferred dividend payments decreased by $0.5 million.  During the nine months ended September 30, 2020, there was also an inflow of funds from issuance of common stock of $0.7 million, which was partly offset by an outflow of $0.04 million for offering expenses incurred during the fiscal year 2019. During the nine months ended September 30, 2019 proceeds from long term debt (net of loan arrangement fees paid) were $30.5 million (including a related party loan of $2.5 million), partly offset by an outflow of

$11.7 million arising from the redemption of the Series B Preferred Shares. No new loans were drawn and no redemption of Series B Preferred Shares took place during the same period of 2020.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.
As of September 30, 2020, our long-term debt comprised of five outstanding loans with a combined outstanding balance of $75.5 million, which mature between 2020 and 2023. Our long-term debt as of September 30, 2020 comprises bank loans granted to our vessel-owning subsidiaries with a combined outstanding balance of $71.1 million with margins over LIBOR ranging from 2.95% to 3.90%, and related party loans with a combined outstanding balance of $4.4 million and an interest rate of 8%. A description of our loans as of September 30, 2020 is provided in Note 7 to our attached unaudited interim condensed consolidated financial statements. As of September 30, 2020, we are scheduled to repay $14.7 million of the above loans in the following twelve months, including the $4.4 million related party loan and $3.8 million to be repaid earlier than scheduled due to the sale of M/V "EM Athens".
Recent Developments

In October 2020, we agreed to sell M/V " EM Athens" for further trading, for a total of approximately $4.9 million of net proceeds, of which $3.8 million was used to repay the outstanding loan of the vessel. The vessel was delivered to her new owners on November 9, 2020.
In November 2020, we made a supplementary payment of approximately $0.5 million in Euroseas common shares for the four vessels we acquired in November 2019. The payment was contingent to certain market indices exceeding an agreed upon level, and as a result, the Company issued a total of 161,357 common shares.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

Index to unaudited interim condensed consolidated financial statements
Pages

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2019 and September 30, 2020	8

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2019 and 2020	10

Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the nine months ended September 30, 2019 and 2020	11

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2020	12

Notes to Unaudited Interim Condensed Consolidated Financial Statements	14

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except for number of shares)

	Notes	December 31, 2019	September 30, 2020
Assets
Current assets
Cash and cash equivalents		985,418	2,271,069
Trade accounts receivable, net		715,097	1,114,449
Other receivables		1,570,506	1,552,352
Inventories		1,889,164	2,214,978
Restricted cash	7	610,376	208,593
Prepaid expenses		526,531	300,203
Total current assets		6,297,092	7,661,644

Long-term assets
Vessels, net	3	116,230,333	103,068,797
Restricted cash	7	4,334,267	2,334,267
Total assets		126,861,692	113,064,708

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	12,295,320	10,059,860
Related party loan, current	7	5,000,000	4,375,000
Trade accounts payable		3,899,967	2,717,260
Accrued expenses		1,725,321	1,491,029
Accrued preferred dividends		161,315	-
Derivative		-	336,420
Deferred revenues		973,774	550,298
Due to related company	5	795,562	328,133
Total current liabilities		24,851,259	19,858,000

(Unaudited Condensed Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except for number of shares)

(continued)

	Notes	December 31, 2019	September 30, 2020
Long-term liabilities
Long-term bank loans, net of current portion	7	72,187,785	60,563,619
Derivative	7	-	246,430
Fair value of below market time charters acquired		1,714,370	240,639
Total long-term liabilities		73,902,155	61,050,688
Total liabilities		98,753,414	80,908,688

Commitments and Contingencies	8

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 8,000 and 8,363 issued and outstanding, respectively)		7,654,577	8,019,636
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259 and 5,800,259 issued and outstanding)		168,008	174,008
Additional paid-in capital		253,967,708	254,702,888
Accumulated deficit		(233,682,015)	(230,740,512)
Total shareholders’ equity		20,453,701	24,136,384
Total liabilities, mezzanine equity and shareholders’ equity		126,861,692	113,064,708

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except for number of shares)

		Nine months ended September 30,
	Notes	2019	2020
Revenues
Time charter revenue		27,952,803	43,148,575
Commissions (including $349,410 and $539,357, respectively, to related party)	5	(1,234,728)	(1,878,833)
Net revenue		26,718,075	41,269,742

Operating expenses
Voyage expenses		737,952	1,290,792
Vessel operating expenses (including $141,442 and $240,764, respectively, to related party)	5	16,114,329	24,710,877
Dry-docking expenses		1,181,614	437,106
Vessel depreciation	3	2,687,550	5,001,837
Related party management fees	5	2,496,070	4,048,805
Net gain on sale of vessels (including $80,161 to related party)		-	(1,305,016)
General and administrative expenses (including $937,500 and $1,500,000, respectively, to related party)	5	1,913,764	2,274,205
Other operating income		-	(2,687,205)
Loss on write-down of vessel held for sale		-	121,165
Total operating expenses		25,131,279	33,892,566

Operating income		1,586,796	7,377,176

Other income/(expenses)
Interest and other financing costs (including $0 and $287,672, respectively, to related party)	7	(2,272,181)	(3,320,074)
Loss on debt extinguishment		(328,291)	-
Loss on derivative, net	11	(2,885)	(564,631)
Foreign exchange gain / (loss)		7,875	(42,538)
Interest income		91,141	16,191
Other expenses, net		(2,504,341)	(3,911,052)
Net (loss) / income		(917,545)	3,466,124
Dividend Series B Preferred shares		(1,110,467)	(524,621)
Preferred deemed dividend		(504,577)	-
Earnings / Net (loss) / income attributable to common shareholders	10	(2,532,589)	2,941,503
Weighted average number of shares outstanding during the period, basic & diluted	10	2,129,233	5,621,159
(Loss) / earnings per share attributable to the common shareholders, basic and diluted		(1.19)	0.52

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
(All amounts expressed in U.S. Dollars – except for number of shares)

	Number of Shares Outstanding(*)	Common Stock Amount(*)	Additional Paid-in Capital (*)	Accumulated Deficit	Total
Balance, January 1, 2019	1,564,456	46,934	233,996,669	(230,222,985)	3,820,618
Net loss	-	-	-	(917,545)	(917,545)
Dividends to Series B preferred shares	-	-	-	(1,110,467)	(1,110,467)
Preferred deemed dividend	-	-	-	(504,577)	(504,577)
Issuance of shares for vessel acquisitions	2,816,901	84,507	13,134,155	-	13,218,662
Share-based compensation	-	-	72,404	-	72,404
Balance, September 30, 2019	4,381,357	131,441	247,203,228	(232,755,574)	14,579,095

Balance, January 1, 2020	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	3,466,124	3,466,124
Dividends to Series B preferred shares	-	-	-	(524,621)	(524,621)
Offering expenses	-	-	(65,916)	-	(65,916)
Issuance of shares sold at the market (ATM), net of issuance costs	200,000	6,000	709,550	-	715,550
Share-based compensation	-	-	91,546	-	91,546
Balance, September 30, 2020	5,800,259	174,008	254,702,888	(230,740,512)	24,136,384

(*) Adjusted to reflect the 1-for-8 reverse stock split effected at the close of trading on December 18, 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

	For the nine months ended September 30,
	2019	2020
Cash flows from operating activities:
Net (loss) / income	(917,545)	3,466,124
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	2,687,550	5,001,837
Amortization of deferred charges	154,959	216,524
Share-based compensation	72,404	91,546
Net gain on sale of vessels	-	(1,305,016)
Loss on write-down of vessel held for sale	-	121,165
Gain on hull and machinery claim	-	(2,687,205)
Amortization of fair value of below market time charters acquired	(184,950)	(1,473,731)
Unrealized (gain) / loss on derivative	(41,435)	582,850
Amortization of debt discount	95,214	-
Loss on debt extinguishment	328,291	-
Changes in operating assets and liabilities	739,918	(2,309,846)
Net cash provided by operating activities	2,934,406	1,704,248

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(15,153,626)	(451,846)
Proceeds from sale of vessels	-	9,752,649
Insurance proceeds	-	2,226,140
Net cash (used in) / provided by investing activities	(15,153,626)	11,526,943

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	-	715,550
Redemption of Series B preferred shares	(11,686,000)	-
Preferred dividends paid	(870,512)	(320,877)
Loan arrangement fees paid	(214,500)	-
Offering expenses paid	-	(40,846)
Proceeds from long-term bank loans	28,167,680	-
Proceeds from related party loan	2,500,000	-
Repayment of long-term bank loans and vessel profit participation liability	(11,516,000)	(14,076,150)
Repayment of related party loan	-	(625,000)
Net cash provided by / (used in) financing activities	6,380,668	(14,347,323)
Net decrease in cash and cash equivalents and restricted cash	(5,838,552)	(1,116,132)
Cash, cash equivalents and restricted cash at beginning of period	13,211,588	5,930,061
Cash, cash equivalents and restricted cash at end of period	7,373,036	4,813,929

(Unaudited Condensed Consolidated Statements of Cash Flows continue on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(All amounts expressed in U.S. Dollars)

	For the nine months ended September 30,
	2019	2020
Cash breakdown
Cash and cash equivalents	3,164,030	2,271,069
Restricted cash, current	624,739	208,593
Restricted cash, long term	3,584,267	2,334,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	7,373,036	4,813,929

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars - except for number of shares)

1.	Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the “Company” or “Euroseas”) is engaged in the ocean transportation of containers through ownership and operation of containerships. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 5).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Diamantis Shareholders Ltd. which, in turn, own 62% of the Company’s shares as of September 30, 2020.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 as filed with the U.S. Securities and Exchange Commission (“SEC”) on Form 20-F on April 30, 2020.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine month period ended September 30, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars - except for number of shares)

1.	Basis of Presentation and General Information - continued

As of September 30, 2020, the Company had a working capital deficit of $12.2 million. For the nine-month period ended September 30, 2020, the Company reported a net income of $3.5 million and a net income attributable to common shareholders of $2.9 million and generated net cash from operating activities of $1.7 million. The Company’s cash balance amounted to $2.3 million and cash in restricted and retention accounts amounted to $2.5 million as of September 30, 2020. The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations, via the conversion of the related party loans to equity, as well as via the cash proceeds generated through the sale of M/V "EM Athens" (refer Note 12). In the event that these are not sufficient, the Company may also use funds from debt refinancing and equity offerings, if required, among other options. The Company believes that it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

2.	Significant Accounting Policies and Recent Accounting Pronouncements

A summary of the Company's significant accounting policies and recent accounting pronouncements is identified in Note 2 of the Company’s consolidated financial statements, included in Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the "2019 Annual Report"). There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the nine-month period ended September 30, 2020, other than the recent accounting pronouncement described below.

Reference Rate Reform (Topic 848): In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04")." ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. The Company is still evaluating the timing of the adoption and the optional expedients and exceptions it may adopt, as well as the effect of the adoption on its unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

3.	Vessels, net
The amounts in the accompanying unaudited condensed consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	132,863,067	(16,632,734)	116,230,333
Depreciation for the period	-	(5,001,837)	(5,001,837)
Capitalized expenses	408,974	-	408,974
Sale of vessels	(13,402,114)	4,833,441	(8,568,673)
Balance, September 30, 2020	119,869,927	(16,801,130)	103,068,797

In January 2020, M/V "EM Oinousses", a 2,506 teu 2000-built container carrier, experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. On July 6, 2020, the Company signed a Memorandum of agreement to sell the vessel for scrap for net proceeds of $3.7 million following an agreement with the H&M underwriters to sell the vessel for scrap as is without effecting permanent repairs (see note 6). As of June 30, 2020 M/V "EM Oinousses" was presented within "Vessels held for sale” in the unaudited condensed consolidated balance sheet and was written down to its fair market value less costs to sell amounting to $3.7 million, resulting in a non-cash loss of $0.1 million compared to its net book value of $3.8 million. This amount is presented in the "Loss on write-down of vessel held for sale" line in the "Operating Expenses" section of the unaudited condensed consolidated statements of operations. The Company recorded an additional $0.1 million loss on sale of the vessel, which is included under “Net gain on sale of vessels” in the unaudited condensed consolidated statement of operations.

In February 2020, the Company entered into an agreement to sell for scrap the M/V "Manolis P”, a 1,452 teu 1995-built container carrier, in line with the Company’s strategy to dispose older vessels. The vessel reached her destination port on April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers is in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. On June 19, 2020, the Company signed a Memorandum of agreement to sell the vessel for scrap for net proceeds of $2.0 million to new buyers.  The Company recorded a $0.3 million gain on sale of the vessel, which is included under “Net gain on sale of vessels” in the unaudited condensed consolidated statement of operations.

On June 30, 2020 the Company decided to sell for scrap M/V "Kuo Hsiung" a 1,169 teu 1993-built container carrier, in line with the Company’s strategy to dispose older vessels. As of June 30, 2020, the vessel was presented within "Vessels held for sale” in the unaudited condensed consolidated balance sheet with a value of $1.6 million. On July 13, 2020, the Company signed a Memorandum of agreement to sell the vessel for scrap for net proceeds of $1.9 million. The Company recorded a $0.3 million gain on sale of the vessel and is included under “Net gain on sale of vessels” in the unaudited condensed consolidated statement of operations.

On September 17, 2020 the Company decided to sell for scrap M/V "Ninos" a 1,169 teu 1990-built container carrier, in line with the Company’s strategy to dispose older vessels. The vessel was delivered to her new owners on September 30, 2020. The net proceed from the vessel sale were $2.3 million and the Company recorded a $0.8 million gain on sale of the vessel, which is included under “Net gain on sale of vessels” in the unaudited condensed consolidated statement of operations.

As of September 30, 2020 all vessels are used as collateral under the Company’s loan agreements (see Note 7).

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

4.	Fair Value of Below Market Time Charters Acquired

Details of the Company’s fair value of below market acquired time charters are discussed in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

For the nine-month period ended September 30, 2020, the amortization of fair value of the below market acquired time charters was $1,473,731 and is included under “Time charter revenue” in the unaudited condensed consolidated statement of operations.

The unamortized balance of this intangible liability as of September 30, 2020 of $240,639 is expected to be amortized within 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

5.	Related Party Transactions

Details of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2020 and are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

The Company’s vessel owning companies are parties to management agreements with the Management Company which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 685 for both the nine-month periods ended September 30, 2019 and 2020 under the Company’s Master Management Agreement (“MMA”) with Eurobulk. Vessel management fees paid to the Management Company amounted to $2,496,070 and $4,048,805 in the nine-month periods ended September 30, 2019 and 2020, respectively. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2020 and may be adjusted annually for inflation in the Eurozone. These fees are recorded under "Related party management fees" in the unaudited condensed consolidated statements of operations.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to the Company’s subsidiaries. For the nine months ended September 30, 2019 and 2020, compensation paid to the Management Company for such additional services to the Company was $937,500 and $1,500,000, respectively. This amount is included in “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of offset exists.  As of December 31, 2019 and June 30, 2020 the amount due to related company was $795,562 and $328,133, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

5.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition prices and 1.25% of charter revenues. Commissions on vessel sales amounted to $80,161 for the sale of M/V "Manolis P.", M/V "Kuo Hsiung",and M/V "EM Oinousses", during the nine months ended September 30, 2020. This amount is included in “Net gain on sale of vessels” in the unaudited condensed consolidated statements of operations. Commissions to Eurochart S.A. for chartering services were $349,410 and $539,357 for the nine-month periods ended September 30, 2019 and 2020, respectively. This amount is included in “Commissions” in the unaudited condensed consolidated statements of operations.

 Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $34,743 and $78,919 in the first nine months of 2019, respectively. In the first nine months of 2020, total fees charged by Sentinel and Technomar were $106,699 and $161,845, respectively.  These amounts are recorded in “Vessel operating expenses” in the unaudited condensed consolidated statements of operations.

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and Water Ballast Treatment system installation on the M/V "Akinada Bridge". The first repayment instalment was paid on May 15, 2020 and the remaining three instalments, which were payable on a quarterly basis, were rescheduled to be paid at the maturity of the loan in March 2021. On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. There are no principal repayments until March 31, 2021, when the loan matures. The interest rate applied on both agreements is 8% per annum and amounted to $287,672 for the nine-month period ended September 30, 2020. Interest on the loans is payable quarterly. Under certain circumstances, the Company can pay principal in equity, and the loans are convertible in common stock of the Company at the option of the lender at certain times.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

6.	Other operating income

In January 2020, M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the Hull & Machinery (“H&M”) underwriters an “unrepaired damage” claim of $2.7 million. Under this agreement the vessel was sold for scrap as is without effecting any permanent repairs. As of September 30, 2020, the underwriters have already paid $2.2 million for the “unrepaired damage”. The H&M underwriters and the vessel’s last Charterers / cargo owners will cover any “General Average” costs and salvage proceeds. As a result of the above the Company as of September 30, 2020, recognized a receivable of $0.8 million, including a general average claim of $0.3 million, which is included under “Other receivables” in the unaudited condensed consolidated balance sheet. The Company has also recognized a gain on hull and machinery claim of $2.7 million, which is included under “Other operating income” in the accompanying unaudited condensed consolidated statement of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

7.	Long-Term Debt

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2019 and September 30, 2020 is as follows:

Borrower	December 31, 2019	September 30, 2020
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	37,650,000	28,375,000
Diamantis Shipowners Ltd.	3,507,220	3,106,300
Spetses Shipowners Ltd., Kea Shipowners Ltd., Hydra Shipowners Ltd.	12,050,000	11,150,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	32,000,000	28,500,000
	85,207,220	71,131,300
Less: Current portion	(12,541,840)	(10,306,380)
Long-term portion	72,665,380	60,824,920
Deferred charges, current portion	246,520	246,520
Deferred charges, long-term portion	477,595	261,301
Long-term bank loans, current portion net of deferred charges	12,295,320	10,059,860
Long-term bank loans, long-term portion net of deferred charges	72,187,785	60,563,619

Loan from related party, current
Euroseas Ltd.	5,000,000	4,375,000

The future annual loan repayments are as follows:

To September 30:
2021	10,306,380
2022	21,674,690
2023	19,450,230
2024	19,700,000
Total	71,131,300

Details of the loans are discussed in Note 8 of our consolidated financial statements for the year ended December 31, 2019 included in the 2019 Annual Report.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars- except for number of shares)

7.	Long-Term Debt - continued

During the second quarter of 2020 and within July 2020, the Company agreed with certain of its lenders to defer a portion of its 2020 loan repayments to be repaid together with the respective balloon instalments. A total of $5.2 million was rescheduled to December 2021 or within 2022.

The Company’s bank loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the security cover ratio  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,410,376 and $2,008,593 as of December 31, 2019 and September 30, 2020, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the accompanying unaudited condensed consolidated balance sheets. As of September 30, 2020, the Company satisfied all its debt covenants.

Interest expense, including loan fee amortization for the nine-month periods ended September 30, 2019 and 2020 amounted to $2,272,181 and $3,320,074, respectively.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars- except for number of shares)

8.	Commitments and Contingencies

(a)
As of September 30, 2020 a subsidiary of the Company, Alterwall Business Inc., owner of M/V "Ninos", is involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash under “Long-term assets” in the unaudited condensed consolidated balance sheets. The legal proceedings are ongoing.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million in prior years for any costs that may be incurred.

(b)
On November 7, 2019 Euroseas Ltd. and Synergy Holdings Limited, as part of the agreement for the acquisition of the vessels M/V "Synergy Busan", M/V "Synergy Keelung", M/V "Synergy Oakland" and M/V "Synergy Antwerp" (refer Notes 1 and 4 of the 2019 Annual Report), agreed that Euroseas will issue certain shares of its common stock to Synergy Holdings Limited under the following terms: If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers’ Association) (the “Index Value”) is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, Euroseas shall issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company’s common shares calculated on November 16, 2020 at 4:00 p.m. New York time.

The specific contingency was resolved on November 16, 2020 with the Index Value being higher than the Index Value on November 15, 2020 (refer Note 12).

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of September 30, 2020, future gross minimum revenues under non-cancellable time charter agreements total $17.0 million, $16.5 million of which is due in the twelve-month period ending September 30, 2021 and $0.5 million is due in the twelve-month period ending September 30, 2022. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated financial statements
(All amounts expressed in U.S. Dollars- except for number of shares)

9.	Stock Incentive Plan

A summary of the status of the Company’s unvested shares as of January 1, 2020, and changes during the nine-month period ended September 30, 2020, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2020	23,284	6.77
Granted	-	-
Vested	(7,729)	8.56
Forfeited	-	-
Unvested on September 30, 2020	15,555	5.88

As of September 30, 2020, there was $49,575 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.4 years. For the nine-month periods ended September 30, 2019 and 2020 the share based compensation recognized relating to the unvested shares was $72,404 and $91,546, respectively, and is included within “General and administrative expenses” in the unaudited condensed consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

10.	(Loss) / Earnings Per Share

Basic and diluted (loss)/earnings per common share is computed as follows:

	For the nine months ended September 30,
	2019	2020
Net (loss) / income	(917,545)	3,466,124
Dividend Series B Preferred shares	(1,110,467)	(524,621)
Preferred deemed dividend	(504,577)	-
Net (loss) / income attributable to common shareholders	(2,532,589)	2,941,503
Weighted average common shares – outstanding	2,129,233	5,621,159
Basic and diluted (loss) / earnings per share	(1.19)	0.52

The Company excluded the effect of 15,555 unvested incentive award shares as of September 30, 2020 and 11,278 shares as of September 30, 2019, as well as the effect of Series B Preferred Shares, as they were anti-dilutive. The number of dilutive securities was nil shares in the nine-month periods ended September 30, 2019 and 2020.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

11.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this note do not qualify for accounting purposes as fair value hedges, under guidance relating to  Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in “(Gain) / loss on derivative, net” in the unaudited condensed consolidated statements of operations. As of September 30, 2020, the Company had one open swap contract for a notional amount of $30.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as cash and cash equivalents, restricted cash and amount due to related company approximate their individual carrying amounts as of December 31, 2019 and September 30, 2020, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long term borrowing approximates $71.36 million as of September 30, 2020 or approximately $0.23 million less than their carrying value of $71.13 million (excluding the unamortized deferred charges). The fair value of the Company’s long-term borrowing is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans is considered Level 2 item in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s related party loans is estimated based on current interest rates offered to the Company for similar loans and approximates their individual carrying amounts due to their short-term maturity. The fair value of the Company’s interest rate swap is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

11.	Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to “Fair value measurements” is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Derivative not designated as hedging instrument	Location of gain / (loss) recognized	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
Interest rate swap contract– Unrealized gain / (loss)	Loss on derivative, net	41,435	(582,850)
Interest rate swap contract - Realized (loss) / gain	Loss on derivative, net	(44,320)	18,219
Total loss on derivative		(2,885)	(564,631)

Asset Measured at Fair Value on a Non-recurring Basis

As of June 30, 2020 the vessel M/V "EM Oinousses" with a carrying amount of $3.77 million, was classified as vessel held for sale and written down to its fair value of $3.87 million, less estimated costs to sell of $0.22 million, resulting in a loss of $0.12 million, which was included in the unaudited condensed consolidated statement of operations under “Loss on write-down of vessel held for sale”. The fair value of M/V "EM Oinousses" was determined by reference to its negotiated and thereafter agreed sale price and is considered Level 2.

Nonrecurring Fair Value Measurements at Reporting Date

	September 30, 2020
	Fair Value	Level 1	Level 2	Level 3	Loss 2020
Vessel held for sale	$3,873,406	-	$3,873,406	-	$121,165

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars- except for number of shares)

12.	Subsequent Events

The following events occurred after September 30, 2020:

(a)
In October 2020, the Company agreed to sell M/V "EM Athens" for further trading, for a total of approximately $4.9 million of net proceeds, of which $3.75 million was used to repay the outstanding loan of the vessel. The vessel was delivered to her new owners on November 9, 2020.

(b)
In November 2020, the contingent consideration referred to in Note 8(b) was resolved, resulting in a supplementary payment of approximately $0.5 million in common shares for the four vessels it acquired in November 2019 pursuant to the terms of the purchase agreement. The payment was contingent to certain market indices exceeding an agreed upon level, and as a result, the Company issued a total of 161,357 common shares to the sellers of the vessels.